

June 1, 2009

<u>Via U.S. Mail and Facsimile</u>

Paul F. Boling
Chief Financial Officer
Carrizo Oil & Gas, Inc.
1000 Louisiana Street
Suite 1500
Houston, TX 77002

> **Re:** **Carrizo Oil & Gas Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 0-29187-87**
>
> **Form S-3**
> **Filed May 14, 2009**
> **File No. 333-159237**

Dear Mr. Boling:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. We will not be able to accelerate the effectiveness of your Form S-3 until you have cleared comments on your Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

2. We note that the aggregate market value of your common stock held by non-affiliates was approximately $1,876,600,000. Please advise us as to whether you are a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Definitive Proxy Statement on Schedule 14A filed March 26, 2009

3. Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Certain Transactions, page 20

4. Please provide the disclosure required by Item 404(b) of Regulation S-K.

Engineering Comments

Barnett Shale Area, page 4

5. For the proved undeveloped wells that were drilled in 2008, please provide their pre and post drill reserve estimates for each well. For the proved undeveloped wells that you booked as proved as of December 31, 2008 based on the wells drilled in 2008, please provide their pre-drill proved undeveloped reserve estimates per well.

Camp Hill Field, page 11

6. It is unclear how the reserves you report for the Camp Hill field meet the criteria for proved reserves, as defined in Rule 4-10(a) of Regulation S-X. As you know, proved reserves must be economic under current operating and economic conditions. With an average operating cost of $84.69 per barrel, and oil prices of approximately $40.00 per barrel at December 31, 2008, your reasons for reporting proved reserves are not evident.

You may recall that we issued a similar comment to you on September 18, 2007, concerning disclosures in your annual report for the year ended December 31, 2006, indicating that your operating costs were then approximately $69 per barrel of oil produced. In your response dated October 9, 2007, you assured us this was not the true operating costs because production had not yet rose to targeted levels because steam injection was still in the early stages and costs would decline over time.

Given your recent disclosure, it appears that production has not risen by an appreciable amount and that operating costs, instead of decreasing, have risen significantly on a per barrel produced basis, to the point of more than double the sales price of oil at December 31, 2008. Tell us why you believe it is not necessary to eliminate these quantities from your estimates of proved reserves to comply with Rule 4-10(a) of Regulation S-X.

Supplemental Financial Information on Oil and Natural Gas Exploration, Development and Production Activities, page F-26

Oil and Natural Gas Reserves, page F-26

7. Please tell us how much oil, natural gas and natural gas liquids you were projected to produce in 2008 from the total proved reserves estimated in your 2007 reserve report(s). Please reconcile any major differences between the forecasted amounts and the actual amounts produced in 2008; and provide detailed explanations for those differences.

8. Please tell us how much of your revisions of oil, natural gas and natural gas liquids in 2008 were due to price changes and how much were due to performance changes.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Paul F. Boling
Carrizo Oil & Gas, Inc.
June 1, 2009
Page 4

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact James Murphy, Petroleum Engineer at (202) 551-3703 with any questions on the engineering comments. Please contact Sean Donahue at (202) 551-3579 or Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Gene J. Oshman 713.229.7778